                 [The First National Bank of Ottawa Letterhead]


December 6, 1999


To Our Stockholders:

         I am pleased to inform you that First Ottawa Bancshares, Inc. (the "Company") is offering to purchase up to 87,719 shares of its common stock from stockholders through a tender offer at a price of $57.00 per share. The tender offer provides stockholders the opportunity to sell shares for cash without the usual transaction costs, and in the case of those holders who own less than 100 shares, without incurring any applicable odd lot discounts. The tender offer is not conditioned upon the tender of a minimum number of shares; however, amounts tendered above 87,719 shares will be prorated, unless the Company elects to accept a greater number of shares.

         The Company believes that the tender offer is an attractive use of a portion of the Company's available capital and will afford those stockholders who desire additional liquidity an opportunity to sell all or a portion of the shares they own.

         The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials. Please note that if you have not yet exchanged your old shares of common stock of The First National Bank of Ottawa (the "Bank") for new shares of common stock of the Company, you may tender such old shares of the Bank in lieu of new shares of the Company.

         Neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender such stockholder's shares and, if so, how many shares to tender. The Company has been advised that certain of its directors or executive officers intend to tender shares pursuant to the tender offer.

         The tender offer will expire at 12:00 midnight, Eastern time, on Monday, January 10, 2000, unless extended by the Company. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact me at (815) 434-0044.

         On behalf of your Board of Directors, thank you for your continued interest and support.

Sincerely,



Joachim J. Brown
Chief Executive Officer and President